

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Anders Vadsholt
Chief Financial Officer
Orphazyme A/S
Ole Maaløes Vej 3
DK-2200 Copenhagen

   Re: Orphazyme A/S
     Registration Statement on Form F-3
     Filed October 15, 2021
     File No. 333-260283

Dear Mr. Vadsholt:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tyler Howes at 202-551-3370 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Joshua A. Kaufman, Esq.